Exhibit 99.5

CONYERS DILL & PEARMAN Commerce House, Wickhams Cay 1 PO Box 3140, Road Town, Tortola British Virgin Islands VG1110 T +1 284 852 1010 conyers.com

11 February 2021

Matter No.:864069

852 2842 9530

Richard.hall@conyers.com

Luokung Technology Corp.

LAB 32, SOHO 3Q, No 9

Guanghua Road

Chaoyang District

Beijing

People’s Republic of China

Dear Sir/ Madam,

Re: Luokung Technology Corp. (the “Company”)

We have acted as special British Virgin Islands legal counsel to the Company in connection with a registration statement on form F-3 originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on 8 August 2019, and was declared effective by the Commission on August 16, 2019 (the “Registration Statement”), the base prospectus dated 16 August 2019 and the prospectus supplement dated 11 February 2021 (the “Prospectus Supplement”), relating to the registration under the U.S. Securities Act of 1933, as amended, (the “Securities Act”) of the Company’s ordinary shares par value US$0.01 each (the “Ordinary Shares”).

The Registration Statement and the Prospectus Supplement relate to the offering by the Company of (i) 16,891,892 Ordinary Shares (the “Offer Shares”), (ii) investor warrants (the “Investor Warrants”) to purchase 8,445,946 Ordinary Shares (the “Investor Warrant Shares”), and (iii) placement agent warrants (the “Placement Agent Warrants”) to purchase 844,595 Ordinary Shares (the “Placement Agent Warrant Shares” and, together with the Investor Warrant Shares, the “Warrant Shares”).

1.	DOCUMENTS REVIEWED

For the purposes of giving this opinion, we have examined the following document(s):

1.1.	a copy of the Registration Statement;

1.2.	a copy of the Prospectus Supplement;

1.3.	a copy of the Securities Purchase Agreement to be made between (i) the Company and (ii) each purchaser identified on the signature pages thereto (the “Securities Purchase Agreement”); and

1.4.	a form of the warrant instrument to be issued by the Company in respect of the Investor Warrants and the Placement Agent Warrants (the “Warrant Instrument”).

The documents listed in items 1.1 through 1.4 above are herein sometimes collectively referred to as the “Documents” (which term does not include any other instrument or agreement whether or not specifically referred to therein or attached as an exhibit or schedule thereto).

We have also reviewed:

1.5.	a copy of the certificate of incorporation, the memorandum of association and the articles of association of the Company, as obtained from the Registrar of Corporate Affairs on at 9.39 on 5 February 2021 (the “Registry Search Time”);

1.6.	copies of (i) resolutions in writing signed by all the directors of the Company and dated 11 February 2021 and (i) resolutions in writing signed by all the members of a pricing committee of the board of directors of the Company and dated 11 February 2021 (the “Resolutions”);

1.7.	a copy of a certificate of good standing issued by the Registrar of Corporate Affairs and dated 5 February 2021; and

1.8.	such other documents and made such enquiries as to questions of law as we have deemed necessary in order to render the opinion set forth below.

2.	ASSUMPTIONS

We have assumed:

2.1.	the genuineness and authenticity of all signatures and the conformity to the originals of all copies (whether or not certified) examined by us and the authenticity and completeness of the originals from which such copies were taken;

2.2.	that where a document has been examined by us in draft form, it will be or has been executed in the form of that draft, and where a number of drafts of a document have been examined by us all changes thereto have been marked or otherwise drawn to our attention;

2.3.	the due execution and delivery of the Documents by each of the parties thereto, other than the Company, and the physical delivery thereof by the Company with an intention to be bound thereby;

2.4.	the accuracy and completeness of all factual representations made in the Documents and other documents reviewed by us;

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2.5.	that the Resolutions were passed at one or more duly convened, constituted and quorate meetings or by unanimous written resolutions, remain in full force and effect and have not been rescinded or amended;

2.6.	that there is no provision of the law of any jurisdiction, other than the British Virgin Islands, which would have any implication in relation to the opinions expressed herein;

2.7.	the validity and binding effect under the laws of the United States (the “Foreign Laws”) of the Documents which are expressed to be governed by such Foreign Laws in accordance with their respective terms;

2.8.	the Registration Statement and the Prospectus Supplement will be filed with and/or declared effective by the Commission;

2.9.	that on the date of entering into the Documents the Company is, and after entering into the Documents the Company is and will be able to, pay its liabilities as they become due;

2.10.	that on the issue of any Ordinary Shares by the Company, the Company will receive consideration therefore at least equal to the par value of such Ordinary Share.

3.	QUALIFICATIONS

3.1.	We have made no investigation of and express no opinion in relation to the laws of any jurisdiction other than the British Virgin Islands. This opinion is to be governed by and construed in accordance with the laws of the British Virgin Islands and is limited to and is given on the basis of the current law and practice in the British Virgin Islands. This opinion is issued solely for your benefit and use in connection with the matter described herein and is not to be relied upon by any other person, firm or entity or in respect of any other matter.

4.	OPINION

On the basis of and subject to the foregoing, we are of the opinion that:

4.1.	The Company is duly incorporated and existing under the laws of the British Virgin Islands in good standing (meaning solely that it has not failed to make any filing with any British Virgin Islands governmental authority or to pay any British Virgin Islands government fee or tax which would make it liable to be struck off the Register of Companies and thereby cease to exist under the laws of the British Virgin Islands).

4.2.	The Company has taken all corporate action required to authorise its execution, delivery and performance of the Documents and the allotment and issue of the Offer Shares and the Warrant Shares.

4.3.	When issued and paid for in accordance with the Documents, the Offer Shares and the Warrant Shares will be validly issued, fully paid and non-assessable (which term when used herein means that no further sums are required to be paid by the holders thereof in connection with the issue thereof).

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to our firm under the caption “Legal Matters” in the Prospectus forming a part of the Registration Statement. In giving such consent, we do not hereby admit that we are experts within the meaning of Section 11 of the Securities Act or that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the Rules and Regulations of the Commission promulgated thereunder.

Yours faithfully,

/s/ Conyers Dill & Pearman

Conyers Dill & Pearman

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